March 2, 2005



Mail Stop 0306

By U.S Mail and Facsimile to (603) 891-4957
William Lockwood, President
Ovation Products Corporation
395 Dunstable Road
Nashua, New Hampshire 03062


Re:	Ovation Products Corporation
	Registration Statement on Form 10-SB
      Filed      February 1, 2005
	File No.  0-51145

Dear Mr. Lockwood:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

	Please note that registration statements filed under Section 12(g) of the 1934 Act become effective 60 days after filing.
Item 1.  Description of Business

Our Product- Page 1

1. Please expand page 2 or another appropriate section to discuss the
material terms of the strategic distribution agreement.  In
addition,
discuss the reasons for delays in revenues related to the
agreement.
Also, file the complete agreement.  For example, we note Exhibit
10.7
refers to various schedules which do not appear to have been filed.
2. Please discuss in greater detail your products, such as how they work and the estimated sales price. We note the information on your website and statements of Mr. Zebuhr in the August 6, 2004 New Hampshire Business Review. Also, it does not appear that the disclosure addresses the sales to facilities in the United Kingdom and test marketing in Minnesota referred to in the article.
Please
advise or revise.
3. Please briefly clarify the features referred to in the bullets on page 1.
4. Please clarify the basis for the statement that your technology "will result in the lowest operating cost ... of any size."

The Market - Page 2

5. Please clarify why the technology will provide the "following advantages" on page 2.
6. Please discuss the challenges mentioned by Mr. Zebuhr in the August 6, 2004 article, such as `reclaimed water." Also, discuss how the leftover material, such as the "waste concentrate" will be addressed. In addition, expand the Regulatory section to discuss such material.

Regulatory - Page 4
7. Please discuss, to the extent practical, which category or categories apply to your technologies.
8. If material to how your product may be used, discuss the regulation of disposal of hazardous materials.
9. Please expand this section to discuss the material existing or probable government regulations. Also to the extent you plan to concentrate on certain countries, briefly discuss the material regulations of those countries. For example, we note the disclosure on page 6 concerning the Japanese market.
Military Applications - Page 6

10. Please update the disclosure, such as when the demonstration occurred and the results of the demonstration.
Japan - Page 6

11. Please discuss the reasons for the delays with respect to the plan to penetrate the Japanese market.

Other Markets - Page 6

12. Please update the disclosure.  For example, we note the
reference
to "We have scheduled delivery ... during the remainder of 2004
....
first quarter of 2005."

Risk Factors - Page 6

13. Please add or expand the appropriate risk factor to discuss the going concern opinion.

We may be required to pay marketing royalties to a thirds party -
Page 8

14. Please briefly discuss why you changed your plans to manufacture a distiller designed for residential use.

Item 2.  Management`s Discussion and Analysis or Plan of
Operations

General - Page 12

15. Please provide your critical accounting policy disclosures and the information related to the underlying estimates and judgments required by FR-72 and SEC Release No. 33-8350. The critical accounting policies discussion should supplement, not duplicate, the description of accounting policies that are disclosed in the notes to the financial statements. While accounting policy notes in the financial statements generally describe the method used to apply an accounting principle, the discussion in MD&A should present a company`s analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from its application over time. Please revise your filing to include your critical accounting polices and within these policies specifically address the following:

a. Provide information regarding how you arrived at the estimate;
b. How accurate the estimate or assumption has been in the past;
c. How much the estimate or assumption has changed in the past;
and
d. Whether the estimate or assumption is reasonably likely to change in the future.

Item 3.  Description of Property - Page 15

16. Please discus, if applicable, your plans concerning production at a plant in Marion, Mass. We note the March 29, 2004 Engineering
New-
Record article about raising $4 million for a plant.

Item 4 Security Ownership - Page 16

17. Please reconcile the number of share shown in footnote 1 with the number shown in the table for WMS Enterprises.
18. Please expand footnotes 1 and 2 to identify the individuals who have or share voting and investment control over the shares held by
WMS and SJE.


Item 6.  Executive Compensation - Page 22

19. Please update the disclosure, such as executive compensation for
2004.

Item 7  Certain Relationships - Page 24

WMS Enterprises - Page 24

20. Please revise to clarify what you mean by "pro rate portion of securities we may offer" in describing the WMS agreement.
21. Please revise to state the royalty terms of the Revised
License
with WMS.



S.J. Electro Systems, Inc. - Page 25

22. Please state the amount of the Series A Preferred investment made by SJE.
23. Please discuss the material terms of the strategic alliance agreement. In addition, expand this section or page 5 to clarify the status of the marketing plan with respect to the two phases and discuss the reasons for the delays in the marketing plan.
24. Please explain the "profit sharing" arrangement with SJE.
25. Please disclose the amount of notes issued to WMS in connection with the SJE agreement.

Alexandros Partners LLC - Page 26

26. In the second paragraph please revise to clarify the meaning of the last two sentences. For example, is the warrant exercisable only upon liquidation? What does "upon...a transaction" mean? Does this refer to a financing of less than $1 million? What does "will pay out the same consideration as above" mean in the last sentence?

Financial Statements

General

27. Please provide updated financial statements and related disclosures in your filing prior to effectiveness to comply with Item
310(g) of Regulation S-B.

Statements of Cash Flow - Page F-5

28. We see that you present the purchase of patents within the investing activities in your statements of cash flow. However, it appears that you received an inflow of cash of $78,073 in the nine months ended September 30, 2003 related to these patents. Tell us supplementally what the nature of this item relates to and revise your statement of cash flow as necessary to present the cash inflows and outflows on a gross basis related to your patents.

29. Revise this filing to present all proceeds and repayments of cash flows from notes payable separately and on a gross basis. Refer to paragraphs 11, 19 and 20 of SFAS 95.

30. We see that you present proceeds (repayments) from deposits on preferred stock offering within your statement of cash flow. Tell us supplementally what the nature of these items is and whether the items are presented on a net basis within the investing activities of your statement of cash flows. Revise the filing as necessary to comply with paragraph 11 of SFAS 95.

Notes to Financial Statements

General

31. We see some of your references to other notes within this section appear to be inaccurate and can be confusing to investors. For instance, you indicate on page F-13 that "in conjunction with this agreement, the Company issued certain warrants to purchases shares of the Company`s common stock (see Note 11). However, it appears that you should have referenced Note 12. Revise your notes to the financial statements to contain the correct references to other notes.

Note.1-Nature of Business and Basis of Presentation - Pages F-6

32. Please revise this filing to provide more specific details of the
Company`s viable plan of operations and plans to address the going concern issues as required by FRC 607.02, including plans to fully develop and market the Company`s products, any related financing issues and the impact if these plans are not successful.

Note 2.  Summary of Significant Accounting Policies - Page F-7

Intangible Assets

33. We see you indicate you review the carrying value of indefinite-lived intangible assets for impairment at least annually. Tell us the nature of your "indefinite-lived intangible assets". Disclose or clarify your impairment policy for finite-lived intangibles, including patents.

Note 4.  Intangible Assets - Page F-11

34. We see that you disclosed outstanding patents in process of $189,147 and $123,665 as of December 31, 2003 and 2002,
respectively.
We also note your disclosure on page F-7 that the costs of unsuccessful and abandoned patent applications are expensed when abandoned. Tell us supplementally and revise this filing to describe the nature of the referenced patents. Cite the accounting literature relied upon on for capitalizing these intangibles. We may further comment upon reviewing your response.

Note 6.  Income Taxes - Page F-12

35. We see you have disclosed the components of your net deferred tax assets and liabilities presented within your December 31, 2003 and 2002 balance sheet. Revise this disclosure within your filing to include the significant components of income tax expense as well as a reconciliation using percentages or dollar amounts to reconcile your federal statutory rate to your effective tax rate of 0%. Refer to paragraphs 45 and 47 of SFAS 109.

Note 7.  Debt - Page F-13

36. We see that you issued $800,000 in convertible promissory notes in December 2003 that were subsequently converted into Series C preferred stock. Tell us supplementally and revise this filing to address the following:

a. We noted that you recorded a beneficial conversion feature related this issuance of debt. Provide details of the calculation of the $121,471.

b. We also note that you issued warrants in connection with the bridge notes to purchase 48,000 shares of preferred stock at an exercise price of $5.00 per share and recorded a relative fair value of $121,470. We also see your disclosure on page F-21 that you issued warrants to purchase 48,000 shares of common stock in conjunction with the bridge notes that were fair valued at the same price. Revise your filing to clearly describe the type of warrants that were issued in conjunction with the bridge note.

c. In that regard, supplementally and in detail explain how you valued, recorded and accounted for these warrants. We also note your disclosure on page F-21 that you utilized the Black-Scholes model to determine the fair value of these warrants. Tell us supplementally and revise your filing to include the assumptions utilized within the model including a brief discussion on how the assumptions were determined. Demonstrate that your accounting complies with GAAP.

d. We also note that the Bridge Notes and accrued interest were converted into Series C Preferred Stock. We also see your disclosure on page F-18 that holders of the Series C Preferred Stock received warrants to purchase 138,600 shares of Series C Preferred Stock at $5.00 per share. Please clarify if these warrants were issued in addition to the warrants reference above once the Bridge Note and accrued interest were converted into Series C Preferred Stock.

37. We see your disclosure that you originally issued convertible debentures with warrants attached to WMS Enterprise in August 1997.
We also note that you converted your outstanding accrued interest under these debentures into demand note payable and issued warrants to purchase common stock in September 2000. We also see your disclosure that in 2003 WMS advanced the Company in $160,000 additional Notes Payable and converted the $60,000 Convertible Debenture that came due in 2003 into a Note Payable. We further note that in June 2004 you renegotiated the outstanding convertible debentures, notes and warrants into a single note and two warrants.
Tell us supplementally and revise this filing to address the following related to these notes, debentures, and warrants:

a. Explain to us if the renegotiated note is convertible into common or preferred stock. If so, please describe to us what the terms are of the revised conversion feature.

b. Tell us if the warrants previously issued to WMS Enterprise throughout 1997 to 2003 are still outstanding as of September 30, 2004. Further, provide to us the warrants that are outstanding as of
September 30, 2004 related to WMS Enterprise.

c. Describe to us how you valued, recorded, and accounted for these modifications to your convertible debentures, warrants, and notes payable and what the impact was on your initial accounting. Specifically, tell us how you considered EITF 96-19 in your accounting for these modifications. We also see your disclosure on page F-21 through page F-22 that you utilized the Black Scholes model to determine the fair value of these warrants. Tell us supplementally and revise your filing to include the assumptions utilized within the model including how the assumptions were determined.

d. Cite the accounting literature relied upon for this transaction.

Note 8.  Series A. Convertible Preferred Stock - Page F-15

38. We see that you have issued Series A convertible preferred stock during December 2000. We also see you have issued Series B, Series
B-1, and Series C convertible preferred securities with identical rights. Tell us supplementally and revise the disclosures included within this filing to address the following related to these preferred stock issuances:

a. Explain to us if the Series B, Series B-1, and Series C convertible preferred securities have the identical conversion terms as the Series A convertible preferred stock. For instance, are any of these securities redeemable at any time at the option of the holder?

b. Tell us if you recognized a beneficial conversion feature in conjunction with the issuance of these convertible preferred stock issuances. Within your response, describe to us if the conversion features have intrinsic value (are "in the money") on the commitment date.

c. Tell us supplementally how you accounted for these preferred securities on the date of issuance and for each subsequent reporting period. Additionally, tell us why these convertible preferred stock issuances should be classified in equity rather than between liabilities and stockholder`s equity. Refer to ASR 268 and EITF Topic D-98.

d. Tell us how you considered the application of paragraphs 9 and10 and Appendix A of SFAS 150 and whether or not these preferred securities have a mandatory redemption feature within your accounting for these instruments. For instance, how did you determine whether the shares were conditional or unconditional obligations of the Company?

e. In this regard, we note that you also issued warrants in connection with your convertible preferred stock issuances. Supplementally and in detail explain how you valued, recorded and accounted for these warrants in conjunction with each of the convertible preferred stock issuances. We also see that you utilized the Black Scholes model to determine the fair value of these warrants. Tell us supplementally and revise your filing to include the assumptions utilized within the model including a brief discussion on how the assumptions were determined. Demonstrate that your accounting complies with GAAP.

Note 12.  Stockholders` Equity - Page F-18

39. We note you issued equity instruments including preferred stock, stock options and warrants to non-employees for services within this section and throughout the filing. We also note your disclosure on page F-8 that you accounted for these issuances under SFAS 123 and EITF 96-18. If the issuance is significant, you should provide additional disclosure of the reasons for the issuance, how you accounted for and valued the transaction, including any significant valuation assumptions. For instance, you indicated that you determined the fair value of these instruments based upon the Black
Scholes model. However, you do not disclose the significant assumptions utilized within the model and a brief discussion on how these assumptions were determined. Revise your filing to include the information aforementioned above for any issuance that is significant.

Note 13.  Commitments - Page F-22

40. We see that you shipped the first two units under your contract with Lancy Water Technologies during December 2004. Tell us supplementally and revise this filing to include your revenue recognition policies. Specifically address how your policies comply with GAAP and SAB 104.


* * * * *

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Tara Harkins at (202) 824-5496 or Daniel
Gordon
at (202) 942-2313 if you have questions regarding comments on the financial statements and related matters. Please contact Alan
Morris
at (202) 942-1980 or me at (202) 942-1927 with any other
questions.


Sincerely,



Thomas Jones
Senior Counsel

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William Lockwood, President
Ovation Products Corporation
March 2, 2005
Page 11